     EXHIBIT 99.2

THIS SUBORDINATED PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. EXCEPT AS MAY BE PERMITTED BY RULE 144 UNDER SAID ACT, THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.

THIS SUBORDINATED PROMISSORY NOTE IS SUBJECT TO THE TERMS AND CONDITIONS OF THAT CERTAIN SUBORDINATED PROMISSORY NOTE PURCHASE AGREEMENT BETWEEN THE COMPANY AND THE HOLDER, DATED AS OF NOVEMBER 30, 2017.

THIS SUBORDINATED PROMISSORY NOTE IS SUBORDINATED TO THE COMPANY’S INDEBTEDNESS TO OPUS BANK AND THE COMPANY’S INDEBTEDNESS TO FBC HOLDINGS S.À R.L. ON THE TERMS SET FORTH HEREIN.

OVERLAND STORAGE, INC.

SUBORDINATED PROMISSORY NOTE

$2,000,000	December 11, 2017

            FOR VALUE RECEIVED, Overland Storage, Inc., a California corporation (the “Company”), promises to pay to MF Ventures, LLC (“MF” and MF and each other holder of this Note from time to time, a “Holder”), or its registered assigns, on the Maturity Date (as defined below) in lawful money of the United States of America the principal sum of Two Million Dollars ($2,000,000), or such lesser amount as shall equal the outstanding principal amount hereof, together with interest from the date of this Subordinated Promissory Note (this “Note”) on the unpaid principal balance at a rate equal to 12.5% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. This Note is the “Note” issued pursuant to that certain Subordinated Promissory Note Purchase Agreement dated as of November 30, 2017 (the “Purchase Agreement”), between the Company and the Holder. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreement. The obligations under this Note are not secured. This Note is subordinated on the terms set forth herein.

            1.     Interest; Fees; Payment.

                   (a)        Accrued interest on this Note shall be payable quarterly in arrears and at maturity. Interest shall be paid in kind by increasing the principal amount of this Note on each quarterly interest payment date by an amount equal to the accrued and unpaid interest; provided that interest payable at maturity shall be made in cash in lawful tender of the United States.

                   (b)        On the date hereof, the Company shall pay Holder an upfront fee in the amount of one and one-half percent (1.5%) of the original principal amount of this Note.

            (c)        This Note and all outstanding obligations hereunder shall be payable in full in cash on the earliest of (i) December 11, 2020, (ii) immediately after repayment in full of both the Opus Indebtedness and the FBC Indebtedness (each as defined below) by either the Company or one or more third parties in accordance with the loan documentation governing such indebtedness, and (iii) immediately after the Company’s refinancing of both the Opus Indebtedness and the FBC Indebtedness. This Note may be prepaid at any time by the Company; provided that if the Note is prepaid, all accrued, unpaid interest and a $300,000 prepayment penalty shall be paid to Holder concurrently therewith.

            2.     Subordination. The Obligations (as defined below) evidenced by this Note are hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all of the Company’s Senior Indebtedness (and any portion thereof) in accordance with the loan documentation governing such Senior Indebtedness. The term “Senior Indebtedness” means the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement and other amounts due in connection with, (i) indebtedness of the Company and its subsidiaries and affiliates (collectively “Obligors”) to Opus Bank (the “Opus Indebtedness”) and (ii) indebtedness of the Company for borrowed money to FBC Holdings S.à r.l. (excluding any obligations in respect of any equity securities of the Company) (the “FBC Indebtedness”) including, in each case, whether direct or indirect, absolute or contingent, due or to become due, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11 U. S. C. Section 101 et seq.), as amended from time to time (including post-petition interest, fees and expenses) and whether or not allowed or allowable as a claim in any such proceeding.

                   (a)        Lien Subordination. Holder subordinates to holders of Senior Indebtedness any security interest or lien that Holder may have or in the future obtain in any property of the Company. Notwithstanding the respective dates of attachment or perfection of the security interest of Holder and the security interests of holders of Senior Indebtedness, the security interests of holders of Senior Indebtedness in the property of the Company shall at all times be prior to the security interest of Holder. The subordination and priorities set forth in this paragraph shall be applicable notwithstanding the avoidability or nonperfection of the security interest to which another security interest is subordinated, and if the security interest to which another security interest is subordinated is not perfected or is avoidable, for any reason, then the subordinations and relative priority provided for in this paragraph shall nevertheless be effective as to the particular property that is the subject of the unperfected or avoidable security interest.

                   (b)        Payment Subordination. All Obligations are subordinated in right of payment to all obligations of any Obligor to holders of Senior Indebtedness (or any portion thereof) now existing or hereafter arising. Holder will not demand or receive from the Company or any other Obligor (and the Company will not, and will not permit any other Obligor to, pay to Holder) all or any part of the Obligations, by way of payment, prepayment, redemption, setoff, lawsuit or otherwise, nor will Holder exercise any remedy with respect to any collateral securing Senior Indebtedness, nor will Holder commence, or cause to commence, prosecute or participate in any lawsuit or administrative, legal or equitable action against any Obligor, for so long as any Senior Indebtedness remains outstanding. Notwithstanding the foregoing, the Holder shall be entitled to receive (i) equity securities of the Company from the conversion of all or any part of the Obligations and payments of cash in lieu of issuing fractional shares in connection with any such conversions, (ii) any note, instrument or other evidence of indebtedness which may be issued by the Company in exchange for or in substitution of this Note, provided that such note, instrument or other evidence of indebtedness is subordinated to the Senior Indebtedness on the same terms and conditions as set forth in this Section 2 and (iii) other payments consented to in writing in advance by the holders of Senior Indebtedness.

                   (c)        Turnover. Holder shall promptly deliver to holders of Opus Indebtedness (or after payment in full of the Opus Indebtedness in accordance with the loan documentation governing the Opus Indebtedness, the holders of FBC Indebtedness) in the form received (except for endorsement or assignment by Holder where required by holders of Senior Indebtedness) for application to the applicable Senior Indebtedness any payment, distribution, security or proceeds received by Holder with respect to the Obligations other than in accordance with this Section 2. In the event that Holder receives any payment or distribution of assets of any Obligor of any kind in contravention of any term of this Note, whether in cash or property, including, without limitation, by way of setoff or otherwise, before the Senior Indebtedness is paid in full in accordance with the loan documentation governing such Senior Indebtedness, then such payment or distribution shall be held by the recipient or recipients in trust for the benefit of the holders of the Senior Indebtedness.

                   (d)        Insolvency Proceedings. In the event of the Company's or any other Obligor’s insolvency, reorganization. liquidation, dissolution or any case or proceeding under any bankruptcy or insolvency law or laws relating to the relief of debtors, the provisions of this Section 2 shall remain in full force and effect, and except as otherwise permitted in this Section 2 the Senior Indebtedness shall be paid in full in accordance with the loan documentation governing such Senior Indebtedness before any payment or distribution of assets is made to Holder.

                   (e)        Attorney-in-Fact. For so long as any of the Senior Indebtedness remains unpaid , Holder irrevocably appoints each holder of Senior Indebtedness as Holder attorney-in-fact, and grants to holders of Senior Indebtedness a power of attorney with full power of substitution, in the name of Holder or in the name of such holder of Senior Indebtedness, for the use and benefit of such holder of Senior Indebtedness, without notice to Holder, to perform at such holders of Senior Indebtedness's option the following acts in any bankruptcy, insolvency or similar proceeding involving the Company: (i) to file the appropriate claim or claims in respect of the Obligations on behalf of Holder if Holder does not do so prior to twenty (20) days before the expiration of the time to file claims in such proceeding and if any holder of Senior Indebtedness elects, in its sole discretion, to file such claim or claims; and (ii) to accept or reject any plan of reorganization or arrangement on behalf of Holder and to otherwise vote Holder’s claims in respect of any Obligations in any manner that holders of Senior Indebtedness deems appropriate for the enforcement of its rights hereunder if Holder fails to make any such election prior to five (5) business days before the expiration of the time for Holder to make such election(s).

                   (f)        Reinstatement. This Section 2 shall remain effective for so long as any Obligor owes any amounts under the Senior Indebtedness. If, at any time after payment in full of the Senior Indebtedness any payments of the Senior Indebtedness must be disgorged by holders of Senior Indebtedness for any reason (including, without limitation, the bankruptcy of any Obligor) (or if any holders of Senior Indebtedness elect to so disgorge based on the advice of counsel), this Section 2 and the relative rights and priorities set forth herein shall be reinstated as to all such disgorged payments as though such payments had not been made and Holder shall immediately pay over to the holders of the Opus Indebtedness (or after payment in full of the Opus Indebtedness in accordance with the loan documentation governing the Opus Indebtedness and termination of commitments in respect of the Opus Indebtedness, the holders of FBC Indebtedness) all payments received with respect to the Obligations to the extent that such payments would have been prohibited hereunder. Holder waives the benefits, if any, of any statutory or common law rule that may permit a subordinating creditor to assert any defenses of a surety or guarantor, or that may give the subordinating creditor the right to require a senior creditor to marshal assets, and Holder agrees that it shall not assert any such defenses or rights.

                   (g)        Subrogation. Subject to the payment in full of all Senior Indebtedness, Holder shall be subrogated to the rights of the holder(s) of such Senior Indebtedness (to the extent of the payments or distributions made to the holder(s) of such Senior Indebtedness pursuant to the provisions of this Section 2) to receive payments and distributions of assets of the Company applicable to the Senior Indebtedness. No such payments or distributions applicable to the Senior Indebtedness shall, as between Company and its creditors, other than the holders of Senior Indebtedness and Holder, be deemed to be a payment by Company to or on account of this Note; and for purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness to which Holder would be entitled except for the provisions of this Section 2 shall, as between Company and its creditors, other than the holders of Senior Indebtedness and Holder, be deemed to be a payment by Company to or on account of the Senior Indebtedness.

                   (h)        Further Assurances. By acceptance of this Note, Holder agrees to execute and deliver customary forms of subordination agreement requested from time to time by any holders of Senior Indebtedness, and as a condition to Holder’s rights hereunder, Company may require that Holder execute such forms of subordination agreement; provided that such forms shall not impose on Holder terms materially less favorable than those provided herein.

                   (i)        Reliance of Holders of Senior Indebtedness. Holder, by its acceptance hereof, shall be deemed to acknowledge and agree that the foregoing subordination provisions are, and are intended to be, an inducement to and a consideration of each holder of Senior Indebtedness, whether such Senior Indebtedness was created or acquired before or after the creation of the indebtedness evidenced by this Note, and each such holder of Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and holding, or in continuing to hold, such Senior Indebtedness.

                   (j)        No Impairment of Subordination. No right of the holders of Senior Indebtedness (or any of them) to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of any Obligor or by any act or failure to act, in good faith, by the holders of Senior Indebtedness (or any of them), or by any noncompliance by the Company with the terms, provisions and covenants of this Note, regardless of any knowledge thereof which any such holder may have or otherwise be charged with. The holders of Senior Indebtedness may, at any time and from time to time, without the consent of or notice to any Note Creditor, without incurring responsibility to any Note Creditor, and without impairing or releasing the subordination provided in this Note or the obligations of any Note Creditor to the holders of Senior Indebtedness, do any one or more of the following: (a) change the manner, place, or terms of payment (including any change in the rate of interest) or extend the time of payment of, or renew, amend, modify, alter, or grant any waiver or release with respect to, or consent to any departure from, the Senior Indebtedness or any instrument evidencing the same or any agreement evidencing, governing, creating, guaranteeing or securing the Senior Indebtedness; (b) sell, exchange, release, or otherwise deal with any property pledged, mortgaged or otherwise securing the Senior Indebtedness; (c) release any person liable under or in respect of the Senior Indebtedness; (d) fail or delay in the perfection of liens securing the Senior Indebtedness; (e) exercise or refrain from exercising any rights against any Obligor; or (f) amend, or grant any waiver or release with respect to, or consent to any departure from, any guarantee for all or any of the Senior Indebtedness.

            3.     Events of Default. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable when, upon or after the occurrence of an Event of Default (as defined below), such amounts are declared due and payable by Holder. The occurrence of any of the following shall constitute an “Event of Default” under this Note, unless otherwise agreed in writing by the Holder:

                   (a)        Failure to Pay. The Company shall fail to pay (i) when due any principal or interest payment on the due date hereunder or (ii) any other payment required under the terms of this Note or the other Transaction Documents on the date due and such payment shall not have been made within fifteen (15) days of the Company’s receipt of Holder’s written notice to the Company of such failure to pay; or

                   (b)        Breaches of Covenants. The Company shall fail to observe or perform any covenant, obligation, condition or agreement contained in this Note or the other Transaction Documents (other than those specified in Section 3(a)) and such failure to observe or perform shall not have been cured within thirty (30) days of the Company’s receipt of Holder’s written notice to the Company of such failure to observe or perform; or any of the Transaction Documents shall cease to be, or shall be asserted by the Company, not to be a legal, valid and binding obligation of the Company, enforceable in accordance with its terms; or

                   (c)        Representations and Warranties. Any representation, warranty or certificate made or furnished by or on behalf of the Company to Holder in writing pursuant to this Note or the other Transaction Documents, or as an inducement to Holder to enter into this Note and the other Transaction Documents, shall be false, incorrect, incomplete or misleading in any material respect when made or furnished; or

                   (d)        Voluntary Bankruptcy or Insolvency Proceedings. The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) be unable, or admit in writing its inability, to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated, (v) become insolvent (as such term may be defined or interpreted under any applicable statute) after the date hereof, (vi) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vii) take any action for the purpose of effecting any of the foregoing; or

                   (e)        Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within 30 days of commencement; or

                   (f)        Cross-Acceleration to Senior Indebtedness. (i) The failure of the Company to pay when due any principal of or interest on or any other amount payable in respect of the Senior Indebtedness, in each case beyond the grace period, if any, provided therefor and such failure continues uncured or unwaived for thirty (30) days beyond such grace period; or (ii) breach or default by the Company with respect to any Senior Indebtedness beyond the grace period, if any, provided therefor and such breach or default continues uncured or unwaived for thirty (30) days beyond such grace period, if, in the case of clauses (i) and (ii), the effect of such breach or default is to cause the holder or holders of such Senior Indebtedness to cause such Senior Indebtedness to become or be declared due and payable (or subject to a compulsory repurchase or redeemable) prior to its stated maturity or the stated maturity of any underlying obligation, as the case may be.

            4.     Rights of Holder upon Default. Upon the occurrence or existence of any Event of Default described in Section 3, and at any time thereafter during the continuance of such Event of Default, Holder may, by written notice to the Company, declare all outstanding Obligations payable by the Company hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding; provided, however, that if an event described in paragraph (d) or (e) above shall occur, the result that would otherwise occur only upon giving of notice by the Holder to the Company as specified above shall occur automatically, without the giving of any such notice. In addition to any other remedies hereunder, upon the occurrence or existence of any Event of Default, Holder may exercise any other right power or remedy granted to it by the Transaction Documents or otherwise permitted to it by law, either by suit in equity or by action at law, or both. For purposes of this Agreement, the term, “Obligations” shall mean and include all loans, advances, debts, liabilities and obligations, howsoever arising, owed by the Company to Holder of every kind and description (whether or not evidenced by any note or instrument and whether or not for the payment of money), now existing or hereafter arising under or pursuant to the terms of this Note and the Purchase Agreement and any documents or instruments related thereto, including, all interest, fees, premiums, charges, expenses, attorneys’ fees and costs and accountants’ fees and costs chargeable to and payable by the Company hereunder and thereunder, in each case, whether direct or indirect, absolute or contingent, due or to become due, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11 U. S. C. Section 101 et seq.), as amended from time to time (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

            5.     Successors and Assigns. Subject to Section 6 below, the rights and obligations of the Company and Holder shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties. This Note may be transferred to any affiliate of the Holder only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the affiliate transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the affiliate transferee. Interest and principal shall be paid solely to the registered holder of this Note.

            6.     Assignment. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of the Lender.

            7.     Waiver and Amendment. Any provision of this Note may be amended, waived or modified upon the written consent of the Company and the Holder. Notwithstanding the foregoing, the provisions of Section 2 and this Section 7 may not be amended, waived or modified without the written consent of the holder of the Opus Indebtedness. The holder of the Opus Indebtedness is an express third party beneficiary of the provisions of Section 2 and this Section 7.

            8.     Notices. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be delivered in accordance with Section 6(e) of the Purchase Agreement.

            9.     Usury. In the event any interest is paid on this Note which is deemed to be in excess of the then legal maximum rate, then the provisions of Section 6(f) of the Purchase Agreement shall apply.

            10.  Expenses; Waivers. If action is instituted to collect this Note, the Company promises to pay all costs and expenses, including, without limitation, reasonable attorneys’ fees and costs, incurred in connection with such action. The Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

            11.  Governing Law. The internal laws of the State of California, irrespective of its conflicts of law principles, shall govern the validity of this Note, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto.

            12.  Severability. In the event that any provision of this Note becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Note shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Note to any party.

(Signature Page Follows)

            The Company has caused this Subordinated Promissory Note to be issued as of the date first written above.

OVERLAND STORAGE, INC.

By:	/s/ Kurt Kalbfleisch
Name:	Kurt Kalbfleisch
Its:	SVP & CFO